Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary shares, par value $1.00 per share, of Aptorum Group Limited shall be filed on behalf of the undersigned.

January 3, 2019

Jurchen Investment Corporation

By:	/s/ Ian Huen
Name: Ian Huen
Title:

By:	/s/ Ian Huen
Name: Ian Huen

By:	/s/ Sui Fong Isabel Huen Ng
Name: Sui Fong Isabel Huen Ng